Exhibit 99.1

Tanzanian Royalty Exploration Corporation

Consolidated Financial Statements

For the years ended

August 31, 2018 and 2017

(expressed in Canadian dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Tanzanian Royalty Exploration Corporation were prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The significant accounting policies of the Company are summarized in Note 3 to the consolidated financial statements.

Management has established processes, which are in place to provide them with sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the year presented by the consolidated financial statements and (ii) the consolidated financial statements fairly present in all material respects the financial condition and results of operations of the Company, as of the date of and for the year presented by the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its financial reporting responsibilities and for reviewing and approving the consolidated financial statements together with other financial information. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process. The Audit Committee meets with management as well as with the independent auditors to review the consolidated financial statements and the auditors' report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the consolidated financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Jeffrey R. Duval”	“Marco Guidi”
Jeffrey R. Duval	Marco Guidi
Acting Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Tanzanian Royalty Exploration Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Tanzanian Royalty Exploration Corporation (the “Company”), which comprise the consolidated statements of financial position as at August 31, 2018 and August 31, 2017, the consolidated statements of comprehensive loss, changes in equity and cash flow for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2018 and August 31, 2017, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements, which indicates that at August 31, 2018 the Company had a working capital deficiency of $12,010,685, had not yet achieved profitable operations and has accumulated losses of $103,263,959. As stated in Note 1 to the consolidated financial statements, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

(continued…)

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Company’s auditor since 2016.

Vancouver, Canada

November 29, 2018

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2018.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”).  The Company’s management has completed their review and testing of the Company’s internal control over financial reporting and concluded that they are appropriately designed and operating effectively as of August 31, 2018.

Tanzanian Royalty Exploration Corporation

Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

As at	August 31, 2018	August 31, 2017

Assets
Current Assets
Cash (Note 16)	$426,062	$1,011,293
Other receivables (Note 12)	264,803	329,008
Inventory (Note 15)	515,391	507,489
Prepaid and other assets (Note 13)	116,051	74,298
	1,322,307	1,922,088
Property, plant and equipment (Note 5)	1,999,979	2,510,697
Mineral properties and deferred exploration (Note 4)	49,912,854	46,920,303
	$53,235,140	$51,353,088

Liabilities
Current Liabilities
Trade, other payables and accrued liabilities (Note 14)	$5,767,402	$5,216,703
Leases payable (Note 5)	67,819	56,631
Convertible loan (Note 23)	2,875,420	865,656
Gold bullion loans (Note 21)	4,622,351	2,335,474
	13,332,992	8,474,464
Warrant liability (Note 6)	4,850,000	4,850,000
Gold bullion loans (Note 21)	—	1,059,524
Asset Retirement Obligation (Note 19)	726,143	715,057
	18,909,135	15,099,045
Shareholders’ equity
Share capital (Note 6)	127,003,132	125,174,377
Share based payment reserve (Note 8)	9,394,394	7,674,233
Warrants reserve (Note 7)	1,248,037	1,248,037
Accumulated other comprehensive loss	(755,909)	(2,176,352)
Accumulated deficit	(103,263,959)	(96,566,577)
Equity attributable to owners of the Company	33,625,695	35,353,718
Non-controlling interests (Note 20, 4(a))	700,310	900,325
Total shareholders’ equity	34,326,005	36,254,043
	$53,235,140	$51,353,088

Nature of operations and Going Concern (Note 1)

Segmented information (Note 17)

Commitments (Notes 4 and 18)

Events subsequent to the reporting period (Note 25)

The accompanying notes are an integral part of these consolidated financial statements

Tanzanian Royalty Exploration Corporation

Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

Year ended August 31,	2018	2017
Administrative expenses
Depreciation (Note 5)	$386,845	$421,983
Consulting (Note 9)	938,569	805,943
Directors’ fees (Note 9)	111,625	186,826
Office and general	121,757	197,457
Shareholder information	343,658	476,285
Professional fees (Note 9)	845,924	754,738
Salaries and benefits (Note 6)	605,659	458,700
Share based payments (Note 6)	1,598,883	1,772,663
Travel and accommodation	24,335	31,267
	(4,977,255)	(5,105,862)
Other income (expenses)
Foreign exchange gain	126,583	161,593
Interest, net	(15,518)	(22,528)
Interest accretion (Notes 21 and 23)	(819,060)	(725,696)
Accretion on asset retirement obligation (Note 19)	(11,086)	(10,934)
Finance costs (Note 22)	(549,213)	(347,418)
Exploration costs	(22,625)	(53,194)
Interest on leases (Note 5)	(10,034)	(24,362)
Gain (loss) on disposal of property, plant and equipment	(775)	2,030
Loss on settlement of lawsuit	(95,241)	—
Loss on shares issued for settlement of debt (Notes 6, 21 and 23)	(522,226)	(141,108)
Write off of mineral properties and deferred exploration costs (Note 4)	—	(124,717)
Withholding tax costs	(947)	(41,916)
Net loss	$(6,897,397)	$(6,434,112)
Other comprehensive loss
Foreign currency translation	1,420,443	(2,176,352)
Comprehensive loss	$(5,476,954)	$(8,610,464)

Parent	(6,697,382)	(5,965,758)
Non-controlling interests	(200,015)	(468,354)
	$(6,897,397)	$(6,434,112)

Parent	(6,116,153)	(7,983,689)
Non-controlling interests	639,199	(626,775)
	$(5,476,954)	$(8,610,464)

Loss per share – basic and diluted attributable to Parent	$(0.06)	$(0.05)
Weighted average # of shares outstanding – basic and diluted	122,905,190	117,699,647

The accompanying notes are an integral part of these consolidated financial statements

Tanzanian Royalty Exploration Corporation

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Share Capital		Reserves
	Number of Shares	Amount	Share based payments	Warrants	Accumulated other comprehensive income	Accumulated deficit	Owner's equity	Non-controlling interests	Total equity

Balance at September 1, 2016	109,068,492	$122,380,723	$1,066,863	$941,037	$—	$(90,600,819)	$33,787,804	$1,368,679	$35,156,483
Issued for private placement, net of issuance costs	7,197,543	5,589,501	—	—	—	—	5,589,501	—	5,589,501
Warrants issued on private placement		(6,592,000)	—	—	—	—	(6,592,000)	—	(6,592,000)
Agent warrants issued on private placement		(92,000)	—	92,000	—	—	—	—	—
Issued pursuant to Restricted Share Unit ("RSU") Plan (Note 6)	695,991	1,040,990	(1,040,990)	—	—	—	—	—	—
Shares issued for interest on gold loans and convertible loans (Notes 21 & 23)	814,089	542,447	—	—	—	—	542,447	—	542,447
Issued for settlement of leases (Note 5)	458,329	288,747	—	—	—	—	288,747	—	288,747
Issued for settlement of amounts due to related parties (Note 9)	187,321	131,998	—	—	—	—	131,998	—	131,998
Issued for settlement of convertible loans (Note 23)	83,333	49,166	—	—	—	—	49,166	—	49,166
Shares issued as financing fee for convertible loans (Note 23)	132,577	92,805	—	—	—	—	92,805	—	92,805
Exercise of warrants	3,146,944	1,742,000	—	—	—	—	1,742,000	—	1,742,000
Conversion component of convertible loans (Note 23)		—	625,000	—	—	—	625,000	—	625,000
Reversal of warrant liability upon change of functional currency to USD		—	—	215,000	—	—	215,000	—	215,000
Reversal of derivative in gold bullion loans upon change of functional currency to USD (Note 21)		—	5,051,000	—	—	—	5,051,000	—	5,051,000
Reversal of derivative in gold convertible loans upon change of functional currency to USD (Note 23)		—	108,000	—	—	—	108,000	—	108,000
Share based compensation - RSU		—	262,929	—	—	—	262,929	—	262,929
Share based compensation - Stock options		—	1,725,000	—	—	—	1,725,000	—	1,725,000
RSU shares forfeited (Note 6)		—	(123,569)	—	—	—	(123,569)	—	(123,569)
Exchange on translation of foreign subsidiaries		—	—	—	(2,176,352)	—	(2,176,352)	—	(2,176,352)
Total comprehensive loss for the year		—	—	—	—	(5,965,758)	(5,965,758)	(468,354)	(6,434,112)
Balance at August 31, 2017	121,784,619	$125,174,377	$7,674,233	$1,248,037	$(2,176,352)	$(96,566,577)	$35,353,718	$900,325	$36,254,043
Issued pursuant to RSU Plan (Note 6)	385,147	188,722	(188,722)	—	—	—	—	—	—
Shares issued for interest on gold loans and convertible loans (Notes 21 & 23)	1,172,128	612,900	—	—	—	—	612,900	—	612,900
Shares issued as financing fee for convertible loans (Note 23)	466,504	234,752	—	—	—	—	234,752	—	234,752
Issued for settlement of convertible loans (Note 23)	1,354,405	792,381	—	—	—	—	792,381	—	792,381
Conversion component of convertible loans (Note 23)		—	310,000	—	—	—	310,000	—	310,000
Share based compensation - Stock options		—	1,614,000	—	—	—	1,614,000	—	1,614,000
Share based compensation - RSU		—	49,981	—	—	—	49,981	—	49,981
RSU shares forfeited (Note 6)		—	(65,098)	—	—	—	(65,098)	—	(65,098)
Exchange on translation of foreign subsidiaries		—	—	—	1,420,443	—	1,420,443	—	1,420,443
Total comprehensive loss for the year		—	—	—	—	(6,697,382)	(6,697,382)	(200,015)	(6,897,397)
Balance at August 31, 2018	125,162,803	$127,003,132	$9,394,394	$1,248,037	$(755,909)	$(103,263,959)	$33,625,695	$700,310	$34,326,005

The accompanying notes are an integral part of these consolidated financial statements

Tanzanian Royalty Exploration Corporation

Consolidated Statements of Cash Flow

(Expressed in Canadian Dollars)

Year ended August 31,	2018	2017
Operating
Net loss	$(6,897,397)	$(6,434,112)
Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation	386,845	421,984
Write-off of mineral properties and deferred exploration costs	—	124,717
Share based payments	1,598,883	1,772,663
Accretion on asset retirement obligation	11,086	10,934
Interest accretion	819,060	725,696
Foreign exchange	(14,011)	(384,216)
Shares issued for payment of interest on bullion loans	425,717	429,426
Loss on shares issued for settlement of debt	522,281	141,108
Loss on settlement of lawsuit	95,241	—
Gain on sale of property, plant and equipment	—	(2,030)
Non cash directors’ fees	—	75,200
Net change in non-cash operating working capital items:
Other receivables	64,205	(74,619)
Inventory	(7,902)	32,119
Prepaid expenses	(41,753)	79,111
Trade, other payables and accrued liabilities	686,545	(1,201,470)
Cash used in operating activities	(2,351,200)	(4,283,489)
Investing
Mineral properties and deferred exploration costs, net of recoveries	(1,305,094)	(1,568,614)
Property, plant and equipment, net of proceeds from sale	(7,076)	13,803
Cash used in investing activities	(1,312,170)	(1,554,811)
Financing
Proceeds - private placements	—	5,589,501
Repayment of loans from related parties	—	(32,686)
Interest on leases	11,188	25,872
Proceeds from issuance of convertible loans	1,754,291	1,181,993
Proceeds from issuance of gold bullion loans	1,312,660	—
Cash provided by financing activities	3,078,139	6,764,680
Net increase (decrease) in cash	(585,231)	926,380
Cash, beginning of year	1,011,293	84,913
Cash, end of year	$426,062	$1,011,293

The accompanying notes are an integral part of these consolidated financial statements

Tanzanian Royalty Exploration Corporation Consolidated Statements of Cash Flow (Expressed in Canadian Dollars)

Supplementary information:	2018	2017
Non-cash transactions:
Share based payments capitalized to mineral properties	$—	$16,497
Shares issued pursuant to RSU plan	188,722	1,040,990
Shares issued for interest on gold loans	612,900	542,447
Exercise of warrants – cashless exercise	—	1,742,000
Shares issued as financing fee for convertible loans	234,752	92,805

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

1.	Nature of Operations and Going Concern

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta). The name was changed to “Tan Range Exploration Corporation” on August 13, 1991. The name of the Company was again changed to “Tanzanian Royalty Exploration Corporation” (“TREC” or the “Company”) on February 28, 2006. The address of the Company’s registered office is 82 Richmond Street East, Suite 208, Toronto, Ontario, M5C 1P1, Canada. The Company’s principal business activity is in the exploration and development of mineral property interests. The Company’s mineral properties are located in United Republic of Tanzania (“Tanzania”).

The Company is in the process of exploring and evaluating its mineral properties. The business of exploring and mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

The amounts shown as mineral properties and deferred exploration expenditures represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

At August 31, 2018 the Company had a working capital deficiency of $12,010,685 (August 31, 2017 – $6,552,376 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $103,263,959 (August 31, 2017 – 96,566,577). The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

The Company’s current funding sources and taking into account the working capital position and capital requirements at August 31, 2018, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. Whilst the Company has been successful in obtaining financing in the past, there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

These consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

2.	Basis of Preparation

2.1 Statement of compliance

The Company’s consolidated financial statements, including comparatives, have been prepared in accordance with and using accounting policies in full compliance with the International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the year ended August 31, 2018.

These consolidated financial statements were approved and authorized by the Board of Directors of the Company on November 27, 2018.

2.2 Basis of presentation

The consolidated financial statements of the Company as at and for the years ended August 31, 2018 and 2017 comprise of the Company and its subsidiaries (together referred to as the “Company” or “Group”).

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as explained in the accounting policies set out in note 3.

2.3 Adoption of new and revised standards and interpretations

New standards and interpretations to be adopted in future

At the date of authorization of these Financial Statements, the IASB and IFRIC has issued the following new and revised standards and interpretations which are not yet effective for the relevant reporting periods and which the Company has not early adopted these standards, amendments and interpretations.

•	IFRS 9 Financial Instruments. IFRS 9 covers the classification and measurement, impairment and hedge accounting of financial assets and financial liabilities and the effective date is for annual periods on or after January 1, 2018, with earlier adoption permitted. The Company is assessing the impact of adopting IFRS 9 but does not expect it will have a significant impact on its consolidated financial statements. Amendments to IFRS 9 also provide relief from the requirement to restate comparative financial statements for the effect of applying IFRS 9. Instead, additional transition disclosures will be required to help investors understand the effect that the initial application of IFRS 9 has on the classification and measurement of financial instruments.

•	IFRS 15 Revenue from Contracts with Customers. In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 specifies how and when to recognize revenue as well as requires entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and a number of revenue-related interpretations. Application of the standard is mandatory for all IFRS reporters and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 applies to the financial statements for the annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on January 1, 2018 and expects no impact on its consolidated financial statements.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

2.	Basis of Preparation (continued)

2.3 Adoption of new and revised standards and interpretations (continued)

New standards and interpretations to be adopted in future (continued)

•	IFRS 16 - In 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), replacing IAS 17, Leases and related interpretations. The standard introduces a single on-balance sheet recognition and measurement model for lessees, eliminating the distinction between operating and finance leases. Lessors continue to classify leases as finance and operating leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019, and is to be applied retrospectively. Early adoption is permitted if IFRS 15, has been adopted. The Company is assessing the impact of the implementation of IFRS 16 on its consolidated financial statements, but does not anticipate that the impact will be significant.

3.	Summary of Significant Accounting Policies

3.1 Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its controlled subsidiaries: Tanzania American International Development Corporation 2000 Limited (“Tanzam”), Tancan Mining Co. Limited (“Tancan”), Buckreef Gold Company Ltd. (“Buckreef”), and Northwestern Base Metals Company Limited (“NWBM”). Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continued to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The consolidated financial statements of the Company set out the assets, liabilities, expenses, and cash flows of the Company and its subsidiaries, namely:

		Ownership interest as at August 31,
	Country of incorporation	2018	2017
Tanzam	Tanzania	100%	100%
Tancan	Tanzania	100%	100%
Buckreef	Tanzania	55%	55%
NWBM	Tanzania	75%	75%

All inter-company transactions, balances, income and expenses are eliminated in full on consolidation.

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Total comprehensive income within a subsidiary is attributed to the non-controlling interest even if it results in a negative balance.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

3.	Summary of Significant Accounting Policies (continued)

3.2 Mineral properties and deferred exploration

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred. Any cost incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred. Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored. All other overhead and administration costs are expensed as incurred. If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment. Discretionary option payments arising on the acquisition of mining properties are only recognized when paid. Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and its customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured. Revenues from mineral properties earned prior to the commercial production stage are deducted from capitalized costs.

The Company reviews the carrying value of a mineral property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value exceeds the fair value, the property will be written down to fair value with a provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a mineral property or when exploration rights or permits expire.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests. The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction. These costs will be amortized against the income generated from the mineral property.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

3.	Summary of Significant Accounting Policies (continued)

3.3 Property, plant and equipment

Property, plant and equipment (“PPE”) are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at the following rates calculated to write off the cost of PPE, less their estimated residual value, using the declining balance method:

	Rate

Machinery and equipment	20%	to	30%
Automotive		30%
Computer equipment		30%
Drilling equipment and automotive equipment		6.67%
Leasehold improvements		20%
Heap leach pads		20%

An item of PPE is derecognized upon disposal, when held for sale or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the statement of comprehensive loss.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises of its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Such cost includes the cost of replacing part of the plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. Construction-in-progress assets are not depreciated until it is completed and available for use.

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for PPE and any changes arising from the assessment are applied by the Company prospectively.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, the major inspection and overhaul expenditures of replacement of such a component are capitalized.

3.4 Decommissioning, restoration and similar liabilities (“Asset retirement obligation” or “ARO”)

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and PPE, when those obligations result from the acquisition, construction, development or normal operation of the Company’s assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the declining balance method. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate, and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

3.	Summary of Significant Accounting Policies (continued)

3.5 Share based payments

Share based payment transactions

Employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of share based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

Equity settled transactions

The costs of equity settled transactions with employees are measured by reference to the fair value at the date on which they are granted.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative expense which is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in share based payment reserve.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

The effect of outstanding options is considered in the computation of earnings per share, if dilutive.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

3.	Summary of Significant Accounting Policies (continued)

3.6 Taxation

Income tax expense represents the sum of tax currently payable and deferred tax.

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the date of the statement of financial position.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences at the date of the statement of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•	where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

•	where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the date of the statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the date of the statement of financial position and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the date of the statement of financial position.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

3.	Summary of Significant Accounting Policies (continued)

Deferred income tax relating to items recognized directly in equity is recognized in equity.

Deferred income tax assets and liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Sales tax

Expenses and assets are recognized net of the amount of sales tax, except:

•	when the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognised as part of the cost of acquisition of the asset or as part of the expense item, as applicable; or

•	when receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

3.7 Loss per share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding restricted stock units, share purchase warrants, and stock options, in the weighted average number of common shares outstanding during the year, if dilutive.

3.8 Financial assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans-and-receivables or at fair value through profit or loss (“FVTPL”). The Company initially recognizes loans and receivables on the date they are originated. All other financial assets are recognized on the trade date at which the Company becomes party to the contractual provisions of the instruments.

Subsequent to initial recognition, financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company’s other financial assets are classified as FVTPL.

Financial assets classified as loans-and-receivables and held-to-maturity are measured at amortized cost. The Company’s cash and cash equivalents and trade and other receivables are classified as loans-and-receivables.

Subsequent to initial recognition, financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. During the periods presented, the Company has not classified any financial assets as available-for-sale.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

3.	Summary of Significant Accounting Policies (continued)

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of such a financial asset are transferred.

3.9 Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities classified as other-financial-liabilities are initially recognized at fair value less directly attributable transaction costs and subsequently measured at amortized cost using the effective interest method. The effective interest rate discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s trade and other payables and convertible debt are classified as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives are also classified as FVTPL unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized through the statement of comprehensive loss. As of August 31, 2018 and 2017, the Company’s warrant liability and the derivative in gold bullion loans have been classified as FVTPL.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled.

3.10 Impairment of financial assets

The Company assesses at the date of the statement of financial position whether a financial asset is impaired.

Assets carried at amortized cost

If there is objective evidence that an impairment loss on an asset has been incurred, the loss is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The carrying amount of the asset is then reduced by the impairment. The loss is recorded to profit or loss.

If, in a subsequent period, the cumulative impairment loss decreases and such a decrease can be related objectively to an event occurring after the impairment is recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in profit or loss.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

3.	Summary of Significant Accounting Policies (continued)

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Company will not be able to collect all of the amounts due under the original terms of an invoice. The receivable is reduced through use of an allowance account. Impaired receivables are written off against the allowance account when they are assessed as uncollectible.

Available-for-sale

If an available-for-sale asset is impaired, an amount comprising the difference between its cost and fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to profit or loss. Reversals of available-for-sale assets are not recognized in profit or loss.

3.11 Impairment of non-financial assets

At the date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets may be impaired. If any, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of the asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.

3.12 Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

3.13 Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are considered to be related if they are subject to common control or are controlled by parties that have significant influence over the entity. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount, being the amount agreed by the parties to the transaction.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

3.	Summary of Significant Accounting Policies (continued)

3.14 Foreign currency transactions

Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of the Company and each of its subsidiaries is the US dollar. The presentation currency of the Company is the Canadian dollar.

Transactions and balances

Foreign currency transactions are recorded at the rate of exchange existing on the transaction date. Foreign currency monetary assets and liabilities are translated at the rate of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognised in profit or loss.

Non-monetary items measured at historical cost continued to be carried at the exchange rates at the dates of the transactions. Non-monetary items measured at fair value are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of is treated in line with the recognition of the gain or loss on the change in fair value of such an item.

Group companies

The results and financial position of all the consolidated entities that have a functional currency different from the Company’s presentation currency are translated in to the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the exchange rate on the date of the statement of financial position,
•	income and expenses for each statement of comprehensive loss are translated at the average exchange rate in effect during the reporting period; and
•	all resulting exchange differences are recognized in accumulated other comprehensive income.

3.15 Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgements and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. The most significant estimates relate to the appropriate depreciation rate for property, plant and equipment, the valuation of warrant liability, the recoverability of other receivables, the valuation of deferred income tax amounts, the impairment on mineral properties and deferred exploration and property, plant and equipment and the calculation of share-based payments. The most significant judgements relate to the recognition of deferred tax assets and liabilities and asset retirement obligations, the determination of the economic viability of a project or mineral property and the determination of functional currencies.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

3.	Summary of Significant Accounting Policies (continued)

3.16 Inventory

Stockpiled ore and consumables are measured at the lower of cost or net realizable value. Net realizable value is the estimated future sales price of a product the Company expects to realize when the product is processed and sold, less estimated costs to complete production and bring the product to sale. Where the time value of money is material, these future prices and costs to complete are discounted. Any provision for obsolescence is determined by reference to specific products. A regular review is undertaken to determine the extent of any provision for obsolescence.

3.17 Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

4.	Mineral Properties and Deferred Exploration

The Company explores or acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company’s concessions are located in Tanzania.

The Company’s mineral interests in Tanzania are initially held under prospecting licenses granted pursuant to the Mining Act, 2010 (Tanzania) for a period of up to four years, and are renewable two times for a period of up to two years each. Annual rental fees for prospecting licenses are based on the total area of the license measured in square kilometres, multiplied by US$100/sq.km for the initial period, US$150/sq.km for the first renewal and US$200/sq.km for the second renewal. With each renewal at least 50% of the licensed area, if greater than 20 square kilometres, must be relinquished and if the Company wishes to keep the relinquished one-half portion, it must file a new application for the relinquished portion. There is also an initial one-time “preparation fee” of US$500 per license. Upon renewal, there is a renewal fee of US$300 per license.

Section 30 of the Mining Act states that the amount that is to be spent on prospecting operations is to be prescribed by Regulation.

Period	Minimum expenditure (US$)
Initial period (4 years)	$500 per sq km for annum
First renewal (3 years)	$1,000 per sq km for annum
Second renewal (2 years)	$2,000 per sq km for annum

Certain of the Company’s prospecting licenses are currently being renewed.

The Company assessed the carrying value of mineral properties and deferred exploration costs as at August 31, 2018 and recorded a write-down of $nil during the year ended August 31, 2018 (2017 - $124,717).

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

4.	Mineral Properties and Deferred Exploration (continued)

The continuity of expenditures on mineral properties is as follows:

	Buckreef (a)	Kigosi (b)	Itetemia (c)	Luhala (d)	Total

Balance, September 1, 2016	$24,034,731	$12,454,254	$5,962,715	$3,351,158	$45,802,858
Exploration expenditures:
Camp, field supplies and travel	187,940	19,565	—	—	207,505
License fees and exploration and field overhead	2,527,005	67,942	17,738	5,988	2,618,673
Geological consulting and field wages	206,722	—	—	—	206,722
Geophysical and geochemical	—	—	—	—	—
Property acquisition costs	168,284	—	—	—	168,284
Trenching and drilling	—	—	—	—	—
Recoveries	(25,408)	—	—	—	(25,408)
Foreign exchange translation	(1,037,832)	(513,491)	(244,842)	(137,449)	(1,933,614)
	2,026,711	(425,984)	(227,104)	(131,461)	1,242,162
	26,061,442	12,028,270	5,735,611	3,219,697	47,045,020
Write-offs	—	(124,717)	—	—	(124,717)
Balance, August 31, 2017	$26,061,442	$11,903,553	$5,735,611	$3,219,697	$46,920,303
Exploration expenditures:
Camp, field supplies and travel	237,264	39,462	4,494	—	281,220
License fees and exploration and field overhead	687,004	115,597	—	—	802,601
Geological consulting and field wages	191,327	—	—	—	191,327
Geophysical and geochemical	—	—	—	—	—
Property acquisition costs	—	—	—	—	—
Trenching and drilling	14,080	—	—	—	14,080
Recoveries	—	—	—	—	—
Foreign exchange translation	946,218	432,029	208,156	116,920	1,703,323
	2,075,893	587,088	212,650	116,920	2,992,551
	28,137,335	12,490,641	5,948,261	3,336,617	49,912,854
Write-offs	—	—	—	—	—
Balance, August 31, 2018	$28,137,335	$12,490,641	$5,948,261	$3,336,617	$49,912,854

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

4.	Mineral Properties and Deferred Exploration (continued)

(a) Buckreef Gold Project:

On December 21, 2010, the Company announced it was the successful bidder for the Buckreef Gold Mine Re-development Project in northern Tanzania (the “Buckreef Project”). Pursuant to the agreement dated December 16, 2010, the Company paid US$3,000,000 to the State Mining Company (“Stamico”). On October 25, 2011, a Definitive Joint Venture Agreement was entered into with Stamico for the development of the Buckreef Gold Project. Through its wholly-owned subsidiary, Tanzam, the Company holds a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

The Company has 100% control over all aspects of the joint venture. In accordance with the joint venture agreement, the Company has to arrange financing, incur expenditures, make all decisions and operate the mine in the future. The Company’s obligations and commitments include completing a preliminary economic assessment, feasibility study and mine development. Stamico’s involvement is to contribute the licences and rights to the property and receive a 45% interest in Buckreef Project.

The joint venture agreement contains an obligation clause regarding the commissioning date for the plant. The clause becomes effective only in the event the property is not brought into production before a specified future date which was originally estimated to be in December 2015. The Company shall be entitled to extend the date for one additional year:

i)	for the extension year, on payment to Stamico of US$500,000;
ii)	for the second extension year, on payment to Stamico of US$625,000; and
iii)	for each subsequent extension year, on payment to Stamico of US$750,000.

The Company has received a request letter from Stamico regarding the status of the penalty payment and has responded that no penalty is due at this time. The Company has received a subsequent letter from Stamico regarding request for payment. It remains the Company’s position that no penalty is due at this time, but the Company and Stamico have been engaged in settlement discussions to resolve this issue, and a payment of $172,330 has been made in connection with the settlement discussions to be applied towards the amount owing with the remainder to be paid out of proceeds of production.

The Company has recognized a non-controlling interest (NCI) in respect of Stamico’s 45% interest in the consolidated financial statements based on the initial payment by the Company to Stamico and will be adjusted based on annual exploration and related expenditures. Stamico has a free carried interest and does not contribute to exploration expenses.

There is a supervisory board made up of 4 directors of Tanzam and 3 directors of Stamico, whom are updated with periodic reports and review major decisions. Amounts paid to Stamico and subsequent expenditures on the property are capitalized to mineral properties or inventory for costs directly related to the extraction and processing of ore and reported under Buckreef Gold Company Limited.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

4.	Mineral Properties and Deferred Exploration (continued)

(b) Kigosi:

The Kigosi Project is principally located within the Kigosi Game Reserve controlled area. Through prospecting and mining option agreements, the Company has options to acquire interests in several Kigosi prospecting licenses (the “Kigosi Mining License”). The Company has an agreement with Stamico providing Stamico a 15% carried interest in the Kigosi Project.

The Kigosi Mining License was granted by the Ministry of Energy and Minerals of Tanzania to Tanzam, (wholly owned subsidiary of Tanzanian Royalty). The official signing ceremony of the Kigosi Mining License was held in October 2013 and was attended by the Company and Ministry for Energy and Minerals representatives. The area remains subject to a Game Reserve Declaration Order. Upon repeal or amendment of that order by degazzeting the respective license by the Tanzanian government, the Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence.

During the year ended August 31, 2018, the Company decided to abandon certain licenses within the Kigosi project as they come up for renewal, which had a carrying value of $nil., as such, a write off of $nil was taken for these licenses related to the property (year ended August 31, 2017 - $124,717).

(c) Itetemia Project:

Through prospecting and mining option agreements, the Company has options to acquire interests in several ltetemia property prospecting licenses. The licenses are held by the Company; through the Company's subsidiaries, Tancan or Tanzam. In the case of one prospecting license, Tancan acquired its interest pursuant to the Stamico Venture Agreement dated July 12, 1994, as amended June 18, 2001, July 2005, and October 13, 2008.

Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting license by meeting 20% of the costs required to place the property into production. The Company retains the right to purchase one-half of Stamico's 2% royalty interest in exchange for US$1,000,000.

The Company is required to pay Stamico an annual option fee of US$25,000 per annum until commercial production.

During the year ended August 31, 2018, the Company did not abandon any prospecting licenses in the area and no write off was recorded (year ended August 31, 2017 - $nil).

(d) Luhala Project:

The Company has selected a consultant to prepare the resource report for the Luhala Project in anticipation of filing for a Mining License for development of the site. Once funds are available the contract to engage the consultant to carry out the development work will be initiated.

During the year ended August 31, 2018, the Company did not abandon any licenses in the area and no write off was taken in this area (year ended August 31, 2017 - $nil).

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

5.	Property, plant and equipment
	Drilling equipment	Automotive	Computer Equipment	Machinery and equipment	Leasehold improvements	Heap leach pads	Construction- in-progress *	Total
Cost
As at September 1, 2016	$464,487	$191,368	$99,636	$1,705,959	$100,328	$1,496,078	$1,379,012	$5,436,868
Disposals	—	(47,967)	(32,462)	(81,990)	—	—	—	(162,419)
Foreign exchange	(19,662)	(7,943)	(4,079)	(71,028)	(4,215)	(64,262)	(62,155)	(233,344)
As at August 31, 2017	$444,825	$135,458	$63,095	$1,552,941	$96,113	$1,431,816	$1,316,857	$5,041,105
Additions	—	—	3,731	—	—	—	3,345	7,076
Disposals	(462,455)	(125,595)	(3,484)	(310,725)	—	—	—	(902,259)
Foreign exchange	17,630	4,920	2,628	58,505	3,719	59,035	61,767	208,204
As at August 31, 2018	$—	$14,783	$65,970	$1,300,721	$99,832	$1,490,851	$1,381,969	$4,354,126

Accumulated depreciation
As at September 1, 2016	$288,172	$167,827	$93,205	$1,317,633	$66,481	$453,182	$—	$2,386,500
Depreciation expense	11,754	3,062	8,728	87,072	7,036	304,331	—	421,983
Disposals	—	(35,233)	(49,672)	(65,741)	—	—	—	(150,646)
Foreign exchange	(12,626)	(7,087)	(8,431)	(60,080)	(3,217)	(35,988)	—	(127,429)
As at August 31, 2017	$287,300	$128,569	$43,830	$1,278,884	$70,300	$721,525	$—	$2,530,408
Depreciation expense	10,502	54	5,757	60,573	5,629	304,330	—	386,845
Disposals	(308,660)	(118,667)	(2,710)	(245,340)	—	—	—	(675,377)
Foreign exchange	10,858	4,596	2,034	49,114	2,830	42,839	—	112,271
As at August 31, 2018	$—	$14,552	$48,911	$1,143,231	$78,759	$1,068,694	$—	$2,354,147

Net book value
As at August 31, 2016	$176,315	$23,541	$6,431	$388,326	$33,847	$1,042,896	$1,379,012	$3,050,368
As at August 31, 2017	$157,525	$6,889	$19,265	$274,057	$25,813	$710,291	$1,316,857	$2,510,697
As at August 31, 2018	$—	$231	$17,059	$157,490	$21,073	$422,157	$1,381,969	$1,999,979

* Construction in progress represents construction of the Company’s processing plant.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

5.	Property, plant and equipment (continued)

Sale-leaseback transaction:

During the year ended August 31, 2015, the Company sold automotive and mining equipment for proceeds of $577,505 to various officers and directors. Pursuant to the agreements, the Company entered into 1-year lease agreements on the automotive and mining equipment with effective dates in May 2015. Per the terms of the leases, the Company agrees to purchase back the automotive and mining equipment at the end of the lease periods for a lump sum payment of USD$74,848. The Company has classified and is accounting for the leases as finance leases. The initial base payments vary between the agreements and range between $3,500 and $8,000 payable monthly. The effective interest rate on the finance lease obligations outstanding is between 20% and 30%. The gain on sale of $250,108 was deferred and is being recognized on a straight-line basis over the lease term as a reduction in amortization expense. The total deferred gain has been presented as a reduction of the finance asset. Under the lease, the Company is responsible for the costs of utilities, insurance, taxes and maintenance expenses.

Settlement through shares:

On December 1, 2016, the Company entered into settlement agreements whereby a total of $343,623 in principal and accrued interest was settled through the issuance of 458,329 shares issued at an average price of $0.63 per share for total issued value of $288,747, resulting in a gain on settlement of debt of $54,876 for the year ended August 31, 2017.

Outstanding balance:

As at August 31, 2018, the remaining balance outstanding under finance lease obligations after the settlements described above is $67,819 (August 31, 2017 - $56,631) and is repayable within 1 year, as such, the finance lease obligation is classified as a current liability.

Interest expense for the year ended August 31, 2018 related to the leases amounted to $10,034 (2017 - $24,362), and is recorded in the statement of comprehensive loss.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

6.	Capital Stock

Share Capital

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares. On December 8, 2014, the Board resolved that the Company authorize for issuance up to a maximum of 155,000,000 common shares, subject to further resolutions of the Company’s board of directors.

	Number	Amount ($)
Balance at September 1, 2016	109,068,492	$122,380,723
Issued for private placements, net of share issue costs	7,197,543	5,589,501
Warrants issued on private placement	—	(6,592,000)
Agent warrants issued on private placement	—	(92,000)
Issued pursuant to Restricted Share Unit Plan	695,991	1,040,990
Shares issued for interest on gold loans	814,089	542,447
Finders fees on convertible loans	132,577	92,805
Shares issued for settlement of leases (Note 5)	458,329	288,747
Shares issued for settlement of amounts due to related parties (Note 9)	187,321	131,998
Shares issued for settlement of convertible loans (Note 23)	83,333	49,166
Exercise of warrants	3,146,944	1,742,000
Balance at August 31, 2017	121,784,619	$125,174,377
Issued pursuant to Restricted Share Unit Plan	385,147	188,722
Shares issued for interest on gold and convertible loans	1,172,128	612,900
Finders fees on convertible and gold bullion loans	466,504	234,752
Shares issued for settlement of convertible loans (Note 21 and 23)	1,354,405	792,381
Balance at August 31, 2018	125,162,803	$127,003,132

Activity during the year ended August 31, 2018:

During the year ended August 31, 2018, 385,147 shares were issued pursuant to the Company’s Restricted Share Unit Plan at an average price of $0.49 for total issued value $188,722.

During the year ended August 31, 2018, 1,172,128 shares were issued at an average price of $0.52 per share for total issued value of $612,900 for payment of interest of $425,717, resulting in a loss of $187,183, in connection with the gold loans and convertible loans (see Notes 21 and 23 for details).

During the year ended August 31, 2018, the Company issued 466,504 common shares at a price of $0.50 per share for total issued value of $234,752 for payment of finders fees in connection with the convertible loans (see Note 23 for details).

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

6.	Capital Stock (continued)

Activity during the year ended August 31, 2017:

On September 1, 2016, the Company closed the first tranche of a US$5 million private placement of securities with Crede CG III, Ltd.

In the initial round of financing, the Company privately placed 1,840,400 shares of its common stock and warrants for US$1.25 million. The common stock issued in the first tranche of the financing, which closed on September 1, 2016, was priced at US$0.6792 per share. The investor also received five-year warrants to purchase 1,840,400 shares of common stock with an exercise price of US$0.8291 per share. If the market price of the shares was lower than the exercise price the warrants allow the holder to exercise the warrants into a variable number of common shares of the Company determined based on a fixed monetary value and the Company’s share price for no consideration. As the number of shares was variable, the warrants were recognized as a derivative liability with a fair value of $1,742,000 which was determined based on the fixed monetary value. In addition, the Company paid an 8% agent fee on gross proceeds and a 5% finders’ fee on gross proceeds and issued to the agents 73,616 agent warrants, each exercisable to acquire one common share at a price of US$0.8718 for a period of five years.

On September 26, 2016, the Company closed the second tranche of the $5 million private placement of securities with Crede CG III, Ltd.

In the second round of the financing, the Company privately placed convertible notes and warrants for US$3.75 million. The convertible notes were issued in the principal amount of US$3.75 million, carried a coupon of 2.0% and matured on September 26, 2046. The Company immediately exercised its right to cause the conversion of the convertible notes, resulting in the cancellation of the notes and the issuance of 5,357,143 shares of common stock to the investor. The investor also received five-year warrants to purchase 4,017,857 shares of common stock at an exercise price of US$1.10 per share. If the market price of the share is lower than the exercise price the warrants allow the holder to exercise into a variable number of common shares of the Company determined based on a fixed monetary value and the Company’s share price for no consideration. As the number of shares was variable, the warrants were recognized as a derivative liability with a fair value of $4,850,000 which was determined based on the fixed monetary value. In addition, the Company paid an 8% agent fee on gross proceeds and the Company issued to the agents 214,285 agent warrants, each exercisable to acquire one common share at a price of US$0.9515 for a period of five years.

During the year ended August 31, 2017, 695,991 shares were issued pursuant to the Company’s Restricted Share Unit Plan at an average price of $1.50 for total issued value of $1,040,990.

During the year ended August 31, 2017, 814,089 shares were issued at an average price of $0.67 per share for total issued value of $542,447 for payment of interest in connection with the gold loans and convertible loans (see Notes 21 and 23 for details).

On April 27, 2017, the Company issued 132,577 common shares at a price of $0.70 per share for total issued value of $92,805 for payment of finders fees in connection with the gold bullion loan (see Note 21 for details).

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

6.	Capital Stock (continued)

Warrant issuances:

Activity during the year ended August 31, 2018:

There were no warrant issuances during the year ended August 31, 2018.

Activity during the year ended August 31, 2017:

On September 1, 2016 the Company issued 1,840,400 share purchase warrants in connection with the first tranche of its private placement financing as described above. Each warrant entitles the holder to acquire a common share at a price of US$0.8291. These warrants expire on September 1, 2021.

Each warrant is convertible into a variable number of common shares equal in value to a fixed monetary amount for $Nil consideration if the Company’s share price is below exercise price. As the number of shares to be received on exercise is variable, the warrants are initially recognized as derivative liabilities at fair value. Subsequent changes in fair value to the date of exercise are recognized in the loss for the year.

The warrants had a fair value of $1,742,000 on issuance, which was determined based on the fixed monetary amount.

The Company also issued 73,616 agent warrants in connection with the first tranche of its private placement financing. Each agent warrant entitles the holder to acquire a common share at a price of US$0.8718. These warrants expire on September 1, 2021.

The warrants had a fair value of $22,000 on issuance, which was estimated using the Black-Scholes option pricing model and recorded as a transaction cost. The following assumptions were used:

Risk-free interest rate	0.91%	Expected volatility	82%
Dividend yield	nil	Expected life	5 years

On September 26, 2016 the Company issued 4,017,857 share purchase warrants in connection with the second tranche of its private placement financing as described above. Each warrant entitles the holder to acquire a common share at a price of US$1.10. These warrants expire on September 26, 2021.

Each warrant is convertible into a variable number of common shares equal in value to a fixed monetary amount for $Nil consideration if the Company’s share price is below exercise price. As the number of shares to be received on exercise is variable, the warrants are initially recognized as derivative liabilities at fair value. Subsequent changes in fair value to the date of exercise are recognized in the loss for the year.

The warrants had a fair value of $4,850,000 on issuance, which was determined based on the fixed monetary amount.

The Company also issued 214,285 agent warrants in connection with the second tranche of its private placement financing. Each agent warrant entitles the holder to acquire a common share at a price of US$0.9515. These warrants expire on September 26, 2021.

The warrants had a fair value of $70,000 on issuance, which was estimated using the Black-Scholes option pricing model and recorded as a transaction cost. The following assumptions were used:

Risk-free interest rate	0.87%	Expected volatility	84%
Dividend yield	nil	Expected life	5 years

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

6.	Capital Stock (continued)

Warrants and Compensation Options outstanding:

At August 31, 2018, the following warrants and compensation options were outstanding:

	Number of Warrants	Exercise price	Expiry date
Private placement financing agent warrants - September 26, 2016	214,285	USD$0.9515	September 26, 2021
Private placement financing - September 26, 2016	4,017,857	USD$1.10	September 26, 2021
Private placement financing agent warrants - September 1, 2016	73,616	USD$0.8718	September 1, 2021
Convertible senior note financing - December 9, 2014	257,143	USD$0.98	December 9, 2019

Balance, August 31, 2018	4,562,901	-	-

Warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, August 31, 2016	657,143	$1.29
Warrants granted	5,858,257	1.37
Agent warrants granted	287,901	1.25
Expired warrants	(400,000)	(1.30)
Warrants exercised	(1,840,400)	(1.12)
Balance, August 31, 2017 and August 31, 2018	4,562,901	$1.36

The outstanding warrants have weighted average price of US$1.08 and weighted average remaining contractual life of 2.97 years.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

6.	Capital Stock (continued)

Warrant liability:

Foreign currency denominated warrants (not including compensation warrants), are considered a derivative as they are not indexed solely to the entity’s own stock.

Prior to September 1, 2016 warrant liability consists of warrants that were originally issued in private placements with exercise prices denominated in a currency other than the Company’s functional currency, which at that time was the Canadian dollar. During the period that the Canadian dollar was the Company’s functional currency, warrants that were exercisable in US dollars was classified as derivative liabilities. Upon the change in functional currency to the US dollar on September 1, 2016, these derivative liabilities were no longer classified as derivatives and an amount of $215,000 was reclassified to reserve for warrants.

The warrant liability at August 31, 2018 relates to the 4,017,857 warrants that which were issued as part of the September 26, 2016 private placement and are exercisable at the option of the holder into common shares that have a current market value of approximately $4,850,000, for no consideration. This cashless exercise right is only in effect if the current market price is less than the exercise price of US$1.10.

The table below shows the activity for warrant liability for the year ended August 31, 2018 and year ended August 31, 2017:

Year ended	August 31, 2018	August 31, 2017
Balance at beginning of year	$4,850,000	$215,000
Warrants issued	—	6,592,000
Warrants exercised	—	(1,742,000)
Reclassification on change of functional currency	—	(215,000)
Balance at end of year	$4,850,000	$4,850,000

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

6.	Capital Stock (continued)

Restricted share units:

The Restricted Stock Unit Plan (the “RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (RSUs). Each RSU represents an entitlement to one common share of the Company, upon vesting. As of November 29, 2016, the Board resolved to amend the suspension to 800,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 2,500,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended. RSU awards may, but need not, be subject to performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan. Any such performance goals are specified in the award agreement.

The Board of Directors implemented the RSU Plan under which officers, directors, employees and others are compensated for their services to the Company. Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee. On April 11, 2012, the board approved that at the election of each individual director, up to one half of the annual compensation may be received in cash, paid quarterly. The remainder of the director’s annual compensation (at least one half, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting. In 2012, the outside directors had the option to elect to receive 100% of their compensation in RSUs. If 100% compensation in RSUs is elected, the compensation on which the number of RSUs granted in excess of the required one half shall be increased by 20%.

The Company uses the fair value method to recognize the obligation and compensation expense associated with the RSU’s. The fair value of RSU’s issued is determined on the grant date based on the market price of the common shares on the grant date multiplied by the number of RSUs granted. The fair value is expensed over the vesting term. Upon redemption of the RSU the carrying amount is recorded as an increase in common share capital and a reduction in the share based payment reserve.

The Company has a RSU Plan which allows the Company to issue RSU’s which are redeemable for the issue of common shares at prevailing market prices on the date of the RSU grant. The aggregate number of RSU’s outstanding is limited to a maximum of ten percent of the outstanding common shares. The Company has granted RSU’s to officers and key employees.

Of the 2,500,000 shares authorized for issuance under the RSU Plan, 2,500,000 (August 31, 2017 - 2,114,853) shares have been issued as at August 31, 2018.

Total share-based payment expense related to the issue of RSUs was $49,981 for the year ended August 31, 2018 (2017 - $262,931). The amount capitalized to mineral properties for the year ended August 31, 2018 was $nil (2017 - $16,497). The amount charged to directors fees for the year ended August 31, 2018 was $nil (2017 - $75,200). During the year ended August 31, 2018, RSUs were forfeited resulting in $65,098 (2017 - $123,571) in a reduction in share-based compensation expense related to the reversal of the expense related to forfeited RSUs.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

6.	Capital Stock (continued)

The following table summarizes changes in the number of RSUs outstanding:

	Number of RSU’s	Weighted average fair value at issue date
Balance, August 31, 2016	1,275,591	$1.18
Redeemed for common shares	(695,991)	$1.50
Forfeited/cancelled	(59,600)	$2.22
Balance, August 31, 2017	520,000	$0.49
Redeemed for common shares	(385,147)	$0.49
Forfeited/cancelled	(134,853)	$0.49
Balance, August 31, 2018	—	$—

Stock options:

The Company has a stock option plan (the “Plan”) under which the Company may grant options to directors, officers, employees and consultants. The maximum number of common shares reserved for issue under the Plan at any point in time may not exceed 10% of the number of shares issued and outstanding. The purpose of the Plan is to attract, retain and motivate directors, officers, employees, and certain third party service providers by providing them with the opportunity to acquire a proprietary interest in the Company and benefit from its growth. Options granted under the Plan are non-assignable and vest over various terms up to 24 months from the date of grant. As at August 31, 2018, the Company had 5,084,280 (August 31, 2017 – 3,557,077) options available for issuance under the Plan.

The continuity of outstanding stock options for the years ended August 31, 2018 and 2017 is as follows:

	Number of stock options	Weighted average exercise price per share $
Balance – August 31, 2016	—	—
Granted (i)	3,750,000	0.71
Balance – August 31, 2017	3,750,000	0.71
Cancelled (i)	(3,750,000)	(0.71)
Re-issued (i)	3,750,000	0.40
Granted (ii)	3,682,000	0.43
Balance – August 31, 2018	7,432,000	0.41

(i)	On November 28, 2016, the Company granted 3,750,000 stock options to directors, officers and employees of the Company. The options are exercisable at CAD$0.71 per share expiring on November 28, 2025. The resulting fair value of $2,133,000 was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 84%; a risk-free interest rate of 0.95% and an expected average life of 9 years. Volatility and expected life were based on historical experience. The options are subject to a vesting period whereby 1/3 of the options vest immediately, 1/3 vest on September 1, 2017 with the remaining 1/3 vesting on September 1, 2018.

Share based payments based on the portion vested during the year ended August 31, 2018 amounted to $408,000 (2017 - $1,725,000).

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

6.	Capital Stock (continued)

Cancellation and re-issue of options:

On October 11, 2017, the Company cancelled the options originally issued on November 28, 2016 and re-issued the same number of options at an exercise price of CAD$0.40 per share, with 1/3 of the options vesting immediately, 1/3 vesting on October 11, 2018 with the remaining 1/3 vesting on October 11, 2019. The options expire on October 11, 2026.

The new options issued were accounted for as modifications in accordance with IFRS 2, where the incremental value was recorded as additional cost measured by the difference between the fair value of the cancelled options calculated on the modification date and the value of the
reissued options at the modification date.   The modification resulted in an increased value of $240,000. The amount is recognized over the vesting period of the reissued option.   Any remaining cost for the unvested cancelled options is recognized over the new vesting period.

Share based payments based on the portion vested during the year ended August 31, 2018 amounted to $240,000 (2017 - $nil).

(ii)	On September 29, 2017, the Company granted 3,582,000 stock options to directors, officers and employees of the Company. The options are exercisable at CAD$0.43 per share expiring on September 29, 2026. The resulting fair value of $1,183,000 was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 76%; a risk-free interest rate of 1.98% and an expected average life of 9 years. Volatility and expected life were based on historical experience. The options are subject to a vesting period whereby 1/3 of the options vest immediately, 1/3 vest on September 29, 2018 with the remaining 1/3 vesting on September 29, 2019.

Share based payments based on the portion vested during the year ended August 31, 2018 amounted to $939,000 (2017 - $nil).

(iii)	On January 2, 2018, the Company granted 100,000 stock options to a consultant of the Company. The options are exercisable at CAD$0.35 per share expiring on January 2, 2028. The resulting fair value of $31,000 was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 96%; a risk-free interest rate of 2.08% and an expected average life of 10 years. Volatility and expected life were based on historical experience. The options are subject to a vesting period whereby 1/4 of the options vest every three months through to January 2, 2019.

Share based payments based on the portion vested during the year ended August 31, 2018 amounted to $27,000 (2017 - $nil).

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
Exercise price (1)	Number of options		Expiry	contractual
Outstanding $	Outstanding	Exercisable	date	life (years) (1)
CAD0.35	100,000	-	January 2, 2028	9.34
CAD0.40	3,750,000	1,250,000	September 29, 2026	8.08
CAD0.43	3,582,000	1,194,000	October 11, 2026	8.12
CAD0.41	7,432,000	2,444,000		8.11

(1)	Total represents weighted average.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

7.	Reserve for warrants

Year ended	August 31, 2018	August 31, 2017
Balance at beginning of year	$1,248,037	$941,037
Agent warrants issued on private placement	—	92,000
Reversal of warrant liability upon change of functional currency to USD	—	215,000
Balance at end of year	$1,248,037	$1,248,037

8.	Reserve for share based payments

Year ended	August 31, 2018	August 31, 2017
Balance at beginning of year	$7,674,233	$1,066,863
Shares issued pursuant to RSU plan	(188,722)	(1,040,990)
Share based compensation – RSUs	49,981	262,931
Share based compensation – Stock options	1,614,000	1,725,000
RSU forfeited	(65,098)	(123,571)
Reversal of derivative in gold bullion loan upon change of functional currency to USD	—	5,051,000
Reversal of derivative in gold convertible loans upon change of functional currency to USD	—	108,000
Conversion component of convertible loans	310,000	625,000
Balance at end of year	$9,394,394	$7,674,233

9.	Related party transactions and key management compensation

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

(a) Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Year ended August 31,	Notes	2018	2017
Legal services	(i)	$Nil	$82,455
Consulting	(ii)	$215,108	$203,274
Consulting	(iii)	$Nil	$172,330

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner. During the year ended August 31, 2018, the legal expense charged by the firm was $nil (2017 - $82,455). As at August 31, 2018, $335,940 remains payable (August 31, 2017 - $370,940).

(ii) During the year ended August 31, 2018, $215,108 (2017 - $203,274) was paid for heap leach construction consulting and website/data back-up services to companies controlled by individuals associated with the former CEO and current director.

(iii) During the year ended August 31, 2018, $nil (2017 - $172,330) was paid for grade control drilling, license fees and other consulting services to Stamico, the Company’s joint venture partner on the Buckreef Gold Project.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

9.	Related party transactions and key management compensation (continued)

As at August 31, 2018, the Company has a receivable of $40,086 (August 31, 2017 - $37,247) from an organization associated with the Company’s President and former CEO and current director and from current officers and directors.

During the year ended August 31, 2015, the Company sold automotive and mining equipment in the amount of $243,805 to directors of the Company and $333,700 to the Company’s former CEO and current director for total proceeds of $577,505 as described in Note 5. Pursuant to the agreements, the Company entered into 1-year lease agreements on the automotive and mining equipment with effective dates in May 2015. Per the terms of the leases, the Company agrees to purchase back the automotive and mining equipment at the end of the lease periods for a lump sum payment of USD$74,848. The initial base payments vary between the agreements and range between $3,500 and $8,000 payable monthly. The effective interest rate on the capital lease obligation outstanding is between 20% and 30%.

On December 1, 2016, the Company entered into settlement agreements whereby a total of $343,623 in principal and accrued interest arising from the lease agreements was settled through the issuance of 458,329 shares issued at an average price of $0.63 per share for total issued value of $288,747, resulting in a gain on settlement of debt of $54,876 for the year ended August 31, 2017.

As at August 31, 2018, the remaining balance outstanding under finance lease obligations after the settlements described above is $67,819 (August 31, 2017 - $56,631) and is repayable within 1 year, as such, the finance lease obligation is classified as a current liability.

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Year ended August 31,	2018		2017
	Fees, salaries and benefits (1)	Share based payments (2), (3), (4)	Fees, salaries and benefits (1)	Share based payments (2), (3)
Management	$636,744	$773,348	$525,102	$1,175,439
Directors	111,625	414,000	111,625	673,200
Total	$748,369	$1,187,348	$636,727	$1,848,639

(1)	Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.
(2)	Compensation shares may carry restrictive legends.
(3)	All RSU share based compensation is based on the accounting expense recorded in the year.
(4)	All stock option share based compensation is based on the accounting expense recorded in the year.

As at August 31, 2018, included in trade and other payables is $863,000 (August 31, 2017 - $638,000) due to these key management personnel with no specific terms of repayment.

The Company’s former CEO and current director provided various loans to the Company totaling $133,632. On December 1, 2016, the Company entered into settlement agreements whereby the remaining balance of $136,519 was settled through the issuance of 187,321 shares issued at an average price of $0.705 per share for total issued value of $131,998, resulting in a gain on settlement of debt of $4,521 for the year ended August 31, 2017. As at August 31, 2018 $nil (August 31, 2017 - $nil) is outstanding. The balance is payable on demand, interest free, and unsecured.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

10.	Management of Capital

The Company's objective when managing capital is to obtain adequate levels of funding to support its exploration activities, to obtain corporate and administrative functions necessary to support organizational functioning, to obtain sufficient funding to further the identification and development of precious metals deposits, and to develop and construct low cost heap leach gold production mines.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders’ equity. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended August 31, 2018. The Company is not subject to externally imposed capital requirements.

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, reserves, and deficit, which as at August 31, 2018 totaled $33,625,695 (August 31, 2017 - $35,353,718).

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily secured through equity capital raised by way of private placements, however, debt and other financing alternatives may be utilized as well. There can be no assurance that the Company will be able to continue raising equity capital in this manner.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short term guarantee deposits, all held with major Canadian financial institutions and Canadian treasury deposits.

11.	Financial Instruments

Fair Value of Financial Instruments

The Company designated warrant and derivative liabilities as FVTPL. Fair value of the warrant liabilities and gold bullion loan derivatives are categorized as Level 3 measurement as these are calculated based on unobservable market inputs. A 10% movement in volatility in the financial instruments that were classified as Level 3 measurement will have an impact of approximately $nil on the consolidated statements of comprehensive loss as these amounts have been reclassified during the period on change of functional currency. Trade and Other Receivables and cash are classified as loans and receivables, which are measured at amortized cost. Trade and other payables, leases payable, convertible loans and gold bullion loans are classified as other financial liabilities, which are measured at amortized cost. Fair value of trade and other payables and convertible loans are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash, other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

11.	Financial Instruments (continued)

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk. The Company’s cash and short-term bank investments are with Schedule 1 banks or equivalents. The other receivables consist of amounts due from related parties. The Company has not recorded an impairment or allowance for credit risk as at August 31, 2018, or August 31, 2017.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Company’s bank accounts earn interest income at variable rates. The bullion loan carries a fixed rate of interest. The Company’s future interest income is exposed to changes in short-term rates. As at August 31, 2018, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $4,000 (2017 - $10,000).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at August 31, 2018, the Company had current assets of $1,322,307 (August 31, 2017 - $1,922,088) and current liabilities of $13,332,992 (August 31, 2017 - $8,474,464). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms. Current working capital deficiency of the Company is $12,010,685 (August 31, 2017 - $6,552,376 working capital deficiency). The Company will require additional financing in order to conduct its planned work programs on mineral properties and the development and construction of the Buckreef Project, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows. At August 31, 2018, the Company had no hedging agreements in place with respect to foreign exchange rates. As a majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, a 10% movement in the foreign exchange rate will have an impact of approximate $995,000 on the statements of comprehensive loss.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

12.	Other receivables

The Company’s other receivables arise from two main sources: receivables due from related parties and harmonized services tax (“HST”) and value added tax (“VAT”) receivable from government taxation authorities. These are broken down as follows:

	August 31, 2018	August 31, 2017

Receivable from related parties	$40,086	$43,497
HST and VAT receivable	171,837	169,533
Other	52,880	115,978
Other Receivables	$264,803	$329,008

Below is an aged analysis of the Company’s other receivables:

	August 31, 2018	August 31, 2017

Less than 1 month	$4,390	$50,715
1 to 3 months	47,036	11,870
Over 3 months	213,377	266,423
Total Other Receivables	$264,803	$329,008

At August 31, 2018, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables. The credit risk on the receivables has been further discussed in Note 11.

The Company holds no collateral for any receivable amounts outstanding as at August 31, 2018.

13.	Prepaid and other assets

	August 31, 2018	August 31, 2017

Insurance	$17,820	$17,820
Listing fees	30,368	29,627
Other	67,863	26,851
Total Prepaid Expenses	$116,051	$74,298

14.	Trade, other payables and accrued liabilities

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and payroll liabilities. The usual credit period taken for trade purchases is between 30 to 90 days.

The following is an aged analysis of the trade, other payables and accrued liabilities:

	August 31, 2018	August 31, 2017

Less than 1 month	$704,776	$159,944
1 to 3 months	210,648	411,543
Over 3 months	4,851,978	4,645,216
Total Trade, Other Payables and Accrued Liabilities	$5,767,402	$5,216,703

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

15.	Inventory

Inventory consists of stockpiled ore and supplies consumed during the course of exploration development and operations. Cost represents the delivered price of the item. The following is a breakdown of items in inventory:

	August 31, 2018	August 31, 2017

Stockpiled ore and work in progress	$511,050	$503,187
Supplies	4,341	4,302
Total Inventory	$515,391	$507,489

16.	Cash

As at August 31, 2018, cash total $426,062 (August 31, 2017 - $1,011,293), consisting of cash on deposit with banks in general minimum interest bearing accounts.

17.	Segmented information

Operating Segments

At August 31, 2018 the Company’s operations comprise of a single reporting operating segment engaged in mineral exploration in Tanzania. The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment as defined in IFRS 8 ‘Operating Segments’. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements also represent operating segment amounts.

An operating segment is defined as a component of the Company:

• that engages in business activities from which it may earn revenues and incur expenses;

• whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

• for which discrete financial information is available.

Geographic Segments

The Company is in the business of mineral exploration and production in the country of Tanzania. Information concerning the Company’s geographic locations is as follows:

	As at August 31, 2018	As at August 31, 2017
Identifiable assets
Canada	$373,960	$1,184,932
Tanzania	52,861,180	50,168,156
	$53,235,140	$51,353,088
Non-current assets
Canada	$9,757	$10,064
Tanzania	51,903,076	49,410,936
	$51,912,833	$49,421,000

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

18.	Commitments

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has not paid certain of its annual license fees since October 2014 with exception of Buckreef mining licenses. As at August 31, 2018 an accrual of $260,000 (August 31, 2017 - $817,000) has been recorded relating to unpaid license fees. Note that these licenses remain in good standing until a letter of demand is received from Ministry of Energy and Minerals requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. The Company has not received a letter of demand. The potential penalty relating to unpaid license fees is approximately $125,000 (August 31, 2017 - $404,000). The Company has recorded an accrual for all valid and active mining licenses.

19.	Asset Retirement Obligation

The Company's asset retirement obligation relates to the cost of removing and restoring of the Buckreef Project in Tanzania. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs. This estimate depends on the development of environmentally acceptable mine closure plan.

A reconciliation for asset retirement obligations is as follows:

	August 31, 2018	August 31, 2017
Balance, beginning of year	$715,057	$704,123
Accretion expense	11,086	10,934
Balance, end of the year	$726,143	$715,057

The mine closure provision liability is based upon the following estimates and assumptions:

a)	Total undiscounted amount of future retirement costs was estimated to be US$522,000.
b)	Risk-free rate at 1.58%.
c)	Expected timing of cash outflows required to settle the obligation is for the full amount to be paid in 2025.
d)	Inflation over the period from is estimated to be 1.5% per annum.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

20.	Non-Controlling Interest

The changes to the non-controlling interest for the years ended August 31, 2018 and 2017 are as follows:

Year ended	August 31, 2018	August 31, 2017
Balance at beginning of year	$900,325	$1,368,679
Non-controlling interest’s 45% share of Buckreef’s comprehensive loss	(202,547)	(458,573)
Non-controlling interest’s 25% share of NWBM’s comprehensive income (loss)	2,532	(9,781)
Balance at end of year	$700,310	$900,325

The following is summarized financial information for Buckreef:

	August 31, 2018	August 31, 2017
Current assets	$673,074	$687,195
Long term assets	19,773,205	20,651,428
Current liabilities	(22,183)	(17,390)
Asset retirement obligation	(726,143)	(715,057)
Advances from parent	(22,374,445)	(21,653,034)

Net income (loss) for the year	$(451,057)	$(1,345,872)

The following is summarized financial information for NWBM:

	August 31, 2018	August 31, 2017
Current assets	$—	$—
Long term assets	—	—
Current liabilities	—	(7,462)
Advances from parent	(1,502,491)	(1,499,448)

Net income (loss) for the year	$10,164	$(51,668)

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

21.	Gold Bullion Loans

Activity during the year ended August 31, 2018:

During the year ended August 31, 2018, the Company closed $1,310,660 (US $1,027,727) in gold loans.

Under the terms of the loan agreements, the bullion loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. At the sole discretion of the Lender, the bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the option of the lender. If the bullion loans are paid back by bullion, the valuation date for such bullion will be the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.267 - $0.3446 per share. Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.267 - $0.3446 per share. There is no prepayment penalty.

On June 8, 2018, the Company repriced the exercise price to convert the loans and interest into common shares at a price of US$0.26.

On August 27, 2018, the Company settled $324,475 (US$250,000) of principal amount of outstanding loans through the issuance of 961,538 shares with a value of $605,769 resulting on a loss on settlement of $281,294.

Activity during the year ended August 31, 2017:

There were no new gold loan issuances during the year ended August 31, 2017.

The Company entered into extension agreements in regards to US$1,530,000 in gold loans closed on June 22, 2015, extending the term by one year to June 22, 2018, but modifying no other terms of the 2015 loans.

Outstanding balance:

The balance of the gold bullion loans is as follows:

	August 31, 2018	August 31, 2017
Balance at beginning of year	$3,394,998	$3,121,831
Loans received	1,310,660	—
Less: repayment of loans converted to shares	(324,475)	—
Less: conversion component of convertible loans	(151,000)	—
Interest accrued	337,012	293,278
Issuance of shares for interest payment	(236,369)	(328,033)
Interest accretion	272,991	449,460
Foreign exchange translation adjustment	18,534	(141,538)
Balance at end of year	$4,622,351	$3,394,998

Classification:
Short term portion of gold loan	$4,622,351	$2,335,474
Long term portion of gold loan	—	1,059,524
Balance at end of year	$4,622,351	$3,394,998

Interest expense related to the gold bullion loan amounted to $337,012 (2017 - $293,278), for the year ended August 31, 2018 and is recorded as finance charge in the statements of comprehensive loss. Accretion expense during the year ended August 31, 2018 totaled $272,991 (2017 - $449,460).

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

21.	Gold Bullion Loans (continued)

Derivative in gold bullion loans:

Prior to September 1, 2016, the derivative in gold bullion loans consisted of conversion options issued on gold bullion loans which had exercise prices denominated in a currency other than the Company’s functional currency, which at that time was the Canadian dollar. During the period that the Canadian dollar was the Company’s functional currency, derivatives in gold bullion loans that were exercisable in U.S. dollars were classified as derivative liabilities. Upon the change in functional currency to the U.S. dollar, these derivative liabilities were no longer classified as derivatives and an amount of $5,051,000 was reclassified to for share based payments reserve.

22.	Finance costs

Finance costs comprises of the following:

	Year ended August 31, 2018	Year ended August 31, 2017

Interest on Gold Bullion Loans (Note 21)	$337,012	$293,278
Interest on Convertible Loans (Note 23)	212,201	54,140
	$549,213	$347,418

23.	Convertible loans

Activity during the year ended August 31, 2018:

During the year ended August 31 2018, the Company received loans in the amount of $1,754,291 (US$1,389,710) with a one year term with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender. The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.274 - US$0.3469 per share. Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.274 - US$0.3469 per share.

In connection with the gold loans described in note 21 and the convertible loans, the Company paid a finder’s fee via the issuance of an aggregate of 466,504 common shares with a value of $234,752. The finders fee was allocated proportionally between the gold loans and convertible loans, the portion allocated to the convertible loans amounted to $135,000.

On August 27, 2018, the Company settled $131,028 (US$100,776) of principal amount of outstanding loans through the issuance of 392,867 shares with a value of $184,832 resulting on a loss on settlement of $53,804.

Activity during the year ended August 31, 2017:

During the year ended August 31, 2017, the Company received loans in the amount of $1,181,993 (US$884,078) with a one year term with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender. The convertible loans may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.36 – US$0.38 per share. Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.34 – US$0.36 per share.

In connection with the loans, the Company paid a finder’s fee via the issuance of an aggregate of 132,577 common shares with a value of $92,805.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

23.	Convertible loans (continued)

On July 19, 2017, the Company settled $63,075 (US$50,000) of principal amount of outstanding loans through the issuance of 83,333 shares with a value of $49,166 resulting on a gain on settlement of $13,909.

The balance of the convertible loans is as follows:

	August 31, 2018	August 31, 2017
Balance at beginning of year	$865,656	$245,497
Proceeds from convertible loans	1,754,291	1,181,993
Conversion of convertible loan to shares	(131,028)	(63,075)
Less: conversion component of convertible loans	(159,000)	(625,000)
Less: finders fee	(135,000)	(92,805)
Interest accrued	56,714	24,878
Interest accretion	549,069	276,236
Foreign exchange	74,718	(82,068)
Balance at end of year	$2,875,420	$865,656

Interest accretion expense related to these loans during the year ended August 31, 2018 totaled $549,069 (2017 - $276,236).

Derivative in convertible loan:

Prior to September 1, 2016 the derivative in convertible loans consisted of conversion options issued on convertible loans which had exercise prices denominated in a currency other than the Company’s functional currency, which at that time was the Canadian dollar. During the period that the Canadian dollar was the Company’s functional currency, derivatives in convertible loans that were exercisable in U.S. dollars were classified as derivative liabilities. Upon the change in functional currency to the U.S. dollar, these derivative liabilities were no longer classified as derivatives and an amount of $108,000 was reclassified to share based payments reserve.

24.	Taxes

The Company’s provision for income taxes differs from the amount computed by applying the combined federal and provincial income tax rates to income (loss) before income taxes as a result of the following:

	2018	2017
Combined basic Canadian federal and provincial statutory income tax rates including surtaxes	26.50%	26.50%

Statutory income tax rates applied to accounting income	$(1,828,000)	$(3,387,000)

Increase (decrease) in provision for income taxes:
Foreign tax rates different from statutory rate	(57,000)	(152,000)
Permanent differences and other items	583,000	2,010,000
Benefit of tax losses not recognized	1,302,000	1,529,000
Provision for income taxes	$—	$—

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

24.	Taxes (continued)

The enacted tax rates in Canada of 26.50% (26.25% - 2017) and Tanzania of 30% (2017 - 30%) where the Company operates are applied in the tax provision calculation. The combined Canadian federal and provincial statutory rate has increased from the prior period due to a scheduled enacted rate increase.

The following table reflects the Company’s deferred income tax assets (liabilities):

The tax effects of significant temporary differences which would comprise deferred income tax assets and liabilities at August 31, 2018 and 2017 are as follows:

Deferred Income Tax Liabilities	Mineral properties	Debt issuance cost	Total

At August 31, 2016	$(10,314,000)	$(72,000)	$(10,386,000)
Charged to the consolidated statement of comprehensive loss	(508,000)	(54,000)	(562,000)
At August 31, 2017	$(10,822,000)	$(126,000)	$(10,948,000)
Charged to the consolidated statement of comprehensive loss	(293,000)	(128,000)	(421,000)
At August 31, 2018	$(11,115,000)	$(254,000)	$(11,369,000)

Deferred Income Tax Assets	Non-capital losses	Non-capital losses	Total

At August 31, 2016	$10,314,000	$72,000	$10,386,000
Charged to the consolidated statement of comprehensive loss	508,000	54,000	562,000
At August 31, 2017	$10,822,000	$126,000	$10,948,000
Charged to the consolidated statement of comprehensive loss	293,000	128,000	421,000
At August 31, 2018	$11,115,000	$254,000	$11,369,000

Net deferred tax assets (liabilities)	$—	$—	$—

The following temporary differences have not been recognized in the Company’s consolidated financial statements:

	August 31, 2018	August 31, 2017

Non capital losses	$44,742,000	$38,767,000
Property, plant and equipment	207,000	207,000
Capital losses	127,000	127,000
	$45,076,000	$39,101,000

At August 31, 2018, the Company has Tanzanian non-capital losses of $17,544,000 (2017 - $15,480,000), that have not been recognized and may be carried forward and applied against Tanzania taxable income of future years. The non-capital loss may be carried forward without limitation.

Tanzanian Royalty Exploration Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in Canadian dollars)

24.	Taxes (continued)

At August 31, 2018, the Company has non-capital losses of $27,198,000 (2017 - $23,766,000), that have not been recognized and may be carried forward and applied against Canadian taxable income of future years. The non-capital losses have expiry dates as follows:

2026	$1,711,000
2027	1,388,000
2028	1,333,000
2029	1,587,000
2030	1,427,000
2031	2,378,000
2032	2,496,000
2033	2,352,000
2034	2,195,000
2035	1,983,000
2036	2,050,000
2037	2,866,000
2038	3,432,000
$27,198,000

At August 31, 2018, $nil (2017 - $nil) was recognized as a deferred tax liability for taxes that would be payable as the Company’s subsidiaries have a deficit.

25. Events subsequent to the reporting period

Subsequent to August 31, 2018, the Company received loans in the amount of US$1,230,799 in cash and gold bullion loans maturing in 1 year with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender. The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.27-$0.34 per share. Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.27-$0.34 per share.